UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

UNDER the Securities Exchange Act of 1934

For the month of June 2026

Commission File No.: 001-43051

Santacruz Silver Mining Ltd.

(Translation of registrant’s name into English)

480 – 1140 West Pender Street

Vancouver, British Columbia

Canada V6E 4G1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated June 29, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Santacruz Silver Mining Ltd.

Date: June 30, 2026	By:	/s/ Andres Bedregal
	Name:	Andres Bedregal
	Title:	Chief Financial Officer